M&M MEDIA, INC.
dba TREBEL MUSIC

FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

CONTENTS

LODGEN, LACHER, GOLDITCH, SARDI,
SAUNDERS & HOWARD LLP

CERTIFIED PUBLIC ACCOUNTANTS

KEN LODGEN, C.P.A.
BERNARD S. GOLDITCH, C.P.A., J.D.
JOHN E. SAUNDERS, C.P.A.
ALEX ZIMMER, C.P.A.
ANN M. OLSON, C.P.A.
ROBERT FRIEDMAN, C.P.A.
GARY P. KENDALL, C.P.A.
AARON D. LEVY, C.P.A.

STEVE LACHER, C.P.A.
THOMAS SARDI, C.P.A. (1954-2015)
DANIEL M. HOWARD, C.P.A., M.B.A.
ROBERT J. COHEN, C.P.A.
LAURA K. STONE, C.P.A.
STUART B. LEWIS, C.P.A.
LORI K. HOFFMAN, C.P.A.

Independent Accountant's Review Report

Board of Directors
M&M Media, Inc.
Glendale, California

We have reviewed the accompanying financial statements of M&M Media, Inc. dba Trebel Music (a Delaware Corporation), which comprise the balance sheets as of December 31, 2016 and 2015 and the related statements of operations, stockholders' equity (deficit) and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

1

16530 VENTURA BOULEVARD • SUITE 305 • ENCINO, CA 91436
(818) 783-0570 • FAX (818) 783-7902
EMAIL: ADMIN@LGSHCPA.COM • WWW.LGSHCPA.COM

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Lodgen, Lacher, Golditch, Sardi, Saunders & Howard LLP

Encino, California
August 16, 2017

M&M MEDIA, INC.
dba TREBEL MUSIC

BALANCE SHEETS

DECEMBER 31, 2016 AND 2015

ASSETS

	2016	2015
Current assets:		
Cash	$ 826,113	$ 422,137
Accounts receivable, net	103,639	-
Prepaid expenses and other current assets	12,052	113,917
Total current assets	941,804	536,054
Website and software development costs	313,935	181,838
Trademark costs	2,975	-
Other assets	2,150	-
Total assets	$ 1,260,864	$ 717,892

See independent accountant's review report and notes to financial statements.   3

M&M MEDIA, INC.
dba TREBEL MUSIC

BALANCE SHEETS

DECEMBER 31, 2016 AND 2015

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)

	2016	2015
Current liabilities:		
Accounts payable and accrued expenses	$ 106,251	$ 31,655
Deferred officer salary	645,833	395,833
Convertible notes payable	980,000	-
Total liabilities	1,732,084	427,488
Stockholder's equity (deficit):		
Common stock: 10,000,000 shares authorized; 4,944,395 and 4,607,199 shares issued and 4,877,945 and 4,540,749 shares outstanding, respectively	488	454
Series seed preferred stock: 700,000 shares authorized; 700,000 shares issued and outstanding, respectively	70	70
Series seed-1 preferred stock: 610,329 shares authorized; 610,329 and 427,233 shares issued and outstanding, respectively	61	43
Additional paid in capital	1,329,797	1,126,703
Accumulated deficit	(1,801,636)	(836,866)
Total stockholder's equity (deficit)	(471,220)	290,404
Total liabilities and stockholder's equity (deficit)	$ 1,260,864	$ 717,892

See independent accountant's review report and notes to financial statements. 4

M&M MEDIA, INC.
dba TREBEL MUSIC

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
Revenue, net	$ 149,349	$ -
Operating expenses:		
Marketing expense	286,203	123,496
Officer Salary	250,000	250,000
Royalty and license fee expense	253,282	45,000
Outside services	118,887	43,000
Professional fees	59,039	13,519
Research and development	53,148	-
Insurance expense	24,380	16,292
Rent expense	17,050	23,108
Payroll taxes	12,346	12,303
Travel and entertainment	10,394	3,429
Other operating expenses	16,579	34,202
Total operating expenses	1,101,308	564,349
Loss from operations	(951,959)	(564,349)
Other expense:		
Interest income	384	-
Interest expense	(12,395)	-
	(12,011)	-
Loss before provision for income taxes	(963,970)	(564,349)
Provision for income taxes	(800)	(800)
Net loss	$ (964,770)	$ (565,149)

See independent accountant's review report and notes to financial statements.

M&M MEDIA, INC.
dba TREBEL MUSIC

STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

YEARS ENDED DECEMBER 31, 2016 AND 2015

	Common Stock		Series Seed Preferred Stock		Series Seed-1 Preferred Stock		Additional Paid-in Capital	Accumulated Deficit	Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance, January 1, 2015	4,540,749	$ 454	700,000	$ 70	-	$ -	$ 682,559	$ (271,717)	$ 411,366
Issuance of Series Seed-1 preferred stock	-	-	-	-	427,233	43	454,960	-	455,003
Offering costs	-	-	-	-	-	-	(10,816)	-	(10,816)
Net loss	-	-	-	-	-	-	-	(565,149)	(565,149)
Balance, December 31, 2015	4,540,749	454	700,000	70	427,233	43	1,126,703	(836,866)	290,404
Issuance of common stock for cash	64,042	6	-	-	-	-	9,600	-	9,606
Issuance of common stock for services	37,070	4	-	-	-	-	5,557	-	5,561
Issuance of common stock for note receivable	236,084	24	-	-	-	-	35,389	-	35,413
Less: subscription receivable	-	-	-	-	-	-	(35,413)	-	(35,413)
Issuance of Series Seed-1 preferred stock	-	-	-	-	183,096	18	194,978	-	194,996
Offering costs	-	-	-	-	-	-	(7,017)	-	(7,017)
Net loss	-	-	-	-	-	-	-	(964,770)	(964,770)
Balance, December 31, 2016	4,877,945	$ 488	700,000	$ 70	610,329	$ 61	$ 1,329,797	$ (1,801,636)	$ (471,220)

See independent accountant's review report and notes to financial statements.

M&M MEDIA, INC.
dba TREBEL MUSIC

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
Cash flows from operating activities:		
Net loss	$ (964,770)	$ (565,149)
Adjustments to reconcile net loss to net cash used by operating activities:		
Common stock issued for services	5,561	-
Changes in operating assets and liabilities:		
Accounts receivable	(103,639)	-
Prepaid expenses and other current assets	101,865	36,083
Accounts payable and accrued expenses	74,596	15,366
Deferred officer salary	250,000	250,000
Net cash used by operating activities	(636,387)	(263,700)
Cash flows from investing activities:		
Payments relating to capitalized website and software development costs	(132,097)	(109,206)
Payments for trademark costs	(2,975)	-
Payment for security deposit	(2,150)	-
Net cash used by investing activities	(137,222)	(109,206)
Cash flows from financing activities:		
Proceeds from convertible notes payable	980,000	-
Proceeds from issuance of common stock	9,606	-
Proceeds from issuance of Series Seed-1 preferred stock	194,996	455,003
Payments for offering costs	(7,017)	(10,816)
Net cash provided by financing activities	1,177,585	444,187
Net increase in cash	403,976	71,281
Cash, beginning of year	422,137	350,856
Cash, end of year	$ 826,113	$ 422,137

See independent accountant's review report and notes to financial statements.

M&M MEDIA, INC.
dba TREBEL MUSIC

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
Supplemental disclosures of cash flow information:		
Interest paid	$ -	$ -
Income taxes paid	$ 1,600	$ -

Non cash financing activities:

The Company issued 236,084 shares of common stock to a service provider for a note receivable totaling $35,413 during April, 2016. The note receivable balance of $35,413 is still outstanding as of December 31, 2016.

M&M MEDIA, INC.
dba TREBEL MUSIC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

(See independent accountant's review report)

1. Summary of significant accounting policies:

   Nature of operations:
   M&M Media, Inc. doing business as Trebel Music (the "Company"), was incorporated under the laws of the State of Delaware on May 13, 2014. The Company is in digital media service and their flagship product, Trebel Music, combines digital advertising, social music, and social payment technologies to bring on-demand music to the masses. . The Company is located in Glendale, California

   Basis of presentation:
   The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

   Liquidity:
   The Company has incurred operating losses of $964,770 and $565,149 for the years ended December 31, 2016 and 2015, respectively, and has an accumulated deficit of $1,801,636 as of December 31, 2016. The Company has also used cash relating to operating activities of $636,387 and $263,700 for the years ended December 31, 2016 and 2015, respectively.

   The Company's activities have been primarily financed from inception through equity and debt financing as follows:

   Sale of Series Seed Convertible Preferred Stock - from June 2014 through September 2014, the Company issued 700,000 shares of its Series Seed Convertible Preferred Stock for gross proceeds of $700,000 (see note 6);

   Sale of Series Seed-1 Convertible Preferred Stock - from November 2015 through July 2016, the Company issued 610,329 shares of its Series Seed-1 Convertible Preferred Stock for gross proceeds of $649,999 (see note 6); and

   Sale of Convertible Notes - in September 2016, the Company issued Convertible Notes with a total principal of $980,000 for gross proceeds of $980,000 (see note 4).

   See Note 8 for details regarding financing received subsequent to December 31, 2016.

9

M&M MEDIA, INC.
dba TREBEL MUSIC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

(See independent accountant's review report)

(Continued)

1. Summary of significant accounting policies (continued):

Liquidity (continued):
During the year ending December 31, 2017, management plans on raising additional funds to fully launch and expand the Company in 2017; however, there can be no assurance that adequate funding will be available on acceptable terms, if at all. Management believes that with additional funding raised through debt or equity financing, as well as projected revenue generated through operations, there will be sufficient funds to enable the Company to meet its obligations in the foreseeable future.

If anticipated operating results are not achieved, the Company may require additional funds to continue operations and/or may need to reduce operating expenses, which could be detrimental to the ability of the Company to continue as a going concern. Accordingly, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements, however, do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

Cash and cash equivalents:
The Company considers all highly liquid investments purchased with original maturities of up to three months and all money market accounts to be cash equivalents.

Concentration of credit risk:
Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents. The Company's cash and cash equivalents, at times, are deposited in regular checking accounts and money market accounts with financial institutions in the United States of America and, at times, balances may exceed federally insured limits. The Company does not expect to incur any losses related to these balances. At December 31, 2016, $576,113 of cash and cash equivalents exceeded federally insured limits.

Use of estimates:
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates and could materially affect the reported amounts of assets and liabilities and future operating results. Significant estimates used in the preparation of the financial statements include those related to accounts receivable, evaluation of impairment of long-lived and intangible assets including website and software development costs and depreciation and amortization expense.

M&M MEDIA, INC.
dba TREBEL MUSIC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

(See independent accountant's review report)

(Continued)

1. Summary of significant accounting policies (continued):

Revenue:
The Company recognizes revenue when the earnings process is complete as follows:
- Video and display income - Revenue is recognized upon display of a visual advertisement to the end user;
- In application purchases income - Revenue is recognized upon purchase of music coins within the application by the end user; and
- Other ad revenue - Revenue is recognized based upon end users completing specific actions in accordance with contracts with outside parties.

Accounts receivable:
Accounts receivable are carried at original invoice amount less an estimate made for doubtful accounts. The allowance for doubtful accounts is determined by evaluating individual customer receivables and considering a customer's financial condition, credit history and current economic conditions. At December 31, 2016 all receivables are from large established companies and no allowance has been recorded based upon management's assessment of the relevant information. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as income when received. Management determines the past due status of accounts receivables based on contractual terms with each customer. Interest is generally not charged on past due customer accounts.

Property and equipment:
For the years ended December 31, 2016 and 2015, no assets were capitalized to property and equipment and no depreciation expense was recorded. The Company's policy is to record property and equipment at cost, less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which range from 3 to 5 years. Maintenance and repairs that do not extend the life or improve the asset are expensed in the year incurred. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in operations in the period realized.

M&M MEDIA, INC.
dba TREBEL MUSIC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

(See independent accountant's review report)

(Continued)

1. Summary of significant accounting policies (continued):

   Website and software development costs:
   Expenditures for major software purchases and software developed or obtained for internal use are capitalized and will be amortized over a five-year period on a straight-line basis in accordance with the provisions of ASC 350-40, Intangibles - Goodwill and Other – Internal-Use Software and in accordance with the provisions of ASC 350-50, Intangibles - Goodwill and Other – Website and software development Costs from the date the Trebel Music platform is fully launched out of the beta phase. Launch is expected to occur during the year ended December 31, 2017.

   The Company's policy provides for the capitalization of external direct costs of materials and services associated with developing or obtaining internal use computer software, along with capitalization of certain payroll and payroll-related costs for employees who are directly associated with the internal use computer software projects, as well as interest costs incurred while developing internal-use computer software. The amount of capitalizable payroll costs, if any, with respect to these employees is limited to the time directly spent on such projects. During the years ended December 31, 2016 and 2015, no payroll costs or interest were capitalized to software or website development. There was no amortization expense for the year ended December 31, 2016 and 2015.

   Costs associated with preliminary project stage activities, training, maintenance, and all other post-implementation stage activities are expensed as incurred. The Company also expenses internal costs related to minor upgrades and enhancements, as it is impractical to separate these costs from normal maintenance activities.

   Impairment of long-lived assets:
   The Company periodically assesses the impairment of long-lived assets, including property and equipment, website and software development, notes receivable and deposits. If indicators of asset impairment exist, the Company assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through the undiscounted future expected operating cash flows. If impairment is indicated, the Company records the amount of such impairment for the excess of the carrying value of the asset over its estimated fair value. During the years presented, the Company had no impairments of its long-lived assets.

M&M MEDIA, INC.
dba TREBEL MUSIC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

(See independent accountant's review report)

(Continued)

1. Summary of significant accounting policies (continued):

Fair value:
The fair values of all reported assets and liabilities, which represent financial instruments, none of which are held for trading purposes, approximates the carrying values of such accounts. The Company's convertible notes payable carrying value approximates fair value based upon the borrowing rates currently available to the Company for bank loans with similar terms and maturities.

Stock-based compensation:
Stock-based compensation including stock options and restricted stock should be in accordance with ASC 718, Compensation – Stock Compensation, which requires the measurement of compensation expense for all share-based payment awards made to employees and directors based on the estimated fair value at the date of grant. The expense, net of an expected forfeiture rate, is recognized over the requisite service period of the award, which is generally the vesting term of four years.

Share-based awards granted to persons other than employees and directors should be under ASC 505-50, Equity-Based Payments to Non-Employees. As such, the fair value of such shares is periodically re-measured using an appropriate valuation model and income or expense is recognized over the vesting period.

Income taxes:
Income taxes are accounted for under the asset and liability method in accordance with ASC 740, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The likelihood of realizing the tax benefits related to a potential deferred tax asset is evaluated, and a valuation allowance is recognized to reduce that deferred tax asset if it is more likely than not that all or some portion of the deferred tax asset will not be realized. Deferred tax assets and liabilities are calculated at the beginning and end of the period.

M&M MEDIA, INC.
dba TREBEL MUSIC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

(See independent accountant's review report)

(Continued)

1. Summary of significant accounting policies (continued):

    Income taxes (continued):
    The change in the sum of the deferred tax asset, valuation allowance and deferred tax liability during the period generally is recognized as a deferred tax expense or benefit. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

    The Company also follows accounting guidance for uncertainty in income taxes, which establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination.

    The amount recognized is subject to estimation and management judgment with respect to the likely outcome of each uncertain tax position.

    The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. There were no unrecognized tax benefits as of December 31, 2016 and 2015. The Company does not believe it is reasonably possible that its unrecognized tax benefits will significantly change within the next twelve months.

    The Company recognizes interest and penalties related to unrecognized tax positions as income tax expense. As of December 31, 2016 and 2015, the Company did not incur any related interest or penalties.

    The Company is subject to tax examination by the U.S. federal and state tax authorities for the tax years 2014 and onwards.

    Advertising costs:
    The Company expenses advertising costs as incurred. For the year ended December 31, 2016 and 2015, advertising expense was $97,279 and $12,484, respectively.

    Research and development:
    The Company expenses research and development costs as incurred. For the year ended December 31, 2016 and 2015, research and development costs was $53,148 and $0, respectively.

M&M MEDIA, INC.
dba TREBEL MUSIC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

(See independent accountant's review report)

(Continued)

2. Website and software development costs:

As of December 31, 2016 and 2015, the Company has capitalized website and software development costs totaling $313,935 and $181,838, respectively. The website costs represents capitalizable costs in accordance with the provisions of ASC 350-40, Intangibles - Goodwill and Other – Internal-Use Software and in accordance with the provisions of ASC 350-50, Intangibles - Goodwill and Other – Website Development Costs. These development costs relate to the technology build of the Company's platform.

Amortization will be calculated using the straight-line method over a five-year period. The platform was released as a beta version in May 2016. Although revenue is being generated, a final product has not been released. Accordingly, there was no amortization expense for the year ended December 31, 2016. Amortization will begin during the year ended December 31, 2017 when the platform is expected to be launched.

3. Related party transactions:

Deferred officer salary:
The Company's President has deferred his salary and the Company recorded a payable totaling $645,833 and $395,833 as of December 31, 2016 and 2015, respectively, including related payroll taxes. For the year ended December 31, 2016 and 2015, accrued salary expense relating to the President was $250,000 and $250,000, respectively.

4. Convertible notes payable:

As of December 31, 2016, the Company had convertible notes payable (the "Convertible Notes") totaling $980,000 which were issued during September 2016. Interest expense under the Convertible Notes was $12,395 for the year ended December 31, 2016.

The convertible notes have the following terms:

Maturity date - All principal, together with accrued and unpaid interest under the Convertible Notes, is due on August 31, 2017 and is payable on or after that date upon demand of a majority of note holders, if not previously converted to preferred stock.

M&M MEDIA, INC.
dba TREBEL MUSIC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

(See independent accountant's review report)

(Continued)

4. Convertible notes payable (continued):

Interest – Interest expense under the Convertible Notes is 4% per annum.

Conversion features:
 Automatic conversion:
   The entire outstanding principal and accrued interest amount on the Convertible Notes (the "Conversion Amount") shall be automatically converted into shares of the Company's preferred equity securities (the "Next Equity Securities") issued and sold at the close of the Company's next preferred equity financing in a single transaction or a series of related transactions yielding gross proceeds to the Company of at least $1,000,000 in the aggregate (excluding the conversion of the Convertible Notes and any other convertible notes) if consummated prior to the Maturity Date (the "Next Qualified Financing").

   The number of shares of Next Equity Securities to be issued upon such conversion shall be equal to the Conversion Amount divided by the lower of:

   (i)   80% of the price per share at which the Next Equity Securities are issued to cash investors in the Next Qualified Financing; and
   (ii) the number obtained by dividing $8,000,000 by the total number of shares of Common Stock outstanding immediately prior to such Next Qualified Financing, calculated on a fully diluted basis, including shares issuable upon exercise or conversion of any outstanding options, warrants and convertible preferred stock, and any shares authorized but unallocated under the Company's equity incentive plans, but excluding any convertible promissory notes (including the Convertible Notes).

   In the event that the Convertible Notes remain outstanding on the Maturity Date, then at the election of the Holder, the Convertible Notes shall be converted on the Maturity Date into shares of the Company's Series Seed-1 Preferred Stock (the "Series Seed-1"). The number of shares of Series Seed-1 to be issued upon such conversion shall be equal to (i) the Conversion Amount as of the Maturity Date divided by (ii) a conversion price equal to (x) $8,000,000 divided by (y) the total number of outstanding shares of Common Stock of the Company outstanding immediately prior to the conversion of the Convertible Notes, calculated on a fully diluted basis, including shares issuable upon exercise or conversion of any outstanding options, warrants and convertible preferred stock, and any shares authorized but unallocated under the Company's equity incentive plans, but excluding any convertible promissory notes (including the Convertible Notes).

16

M&M MEDIA, INC.
dba TREBEL MUSIC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

(See independent accountant's review report)

(Continued)

5. Commitments and contingencies:

Operating lease commitments:
The Company's office space is leased under a non-cancellable operating lease that expired April 30, 2017 which then became a month to month lease. The lease agreement includes the use of furniture. Rent expense amounted to $17,050 and $19,200 for the years ended December 31, 2016 and 2015, respectively.

Guarantees:
The Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director serving in such capacity. The term of the indemnification period is for the officer or director's lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company believes that current insurance would cover any liability that may arise from the acts of its officers and directors. As of December 31, 2016, the Company was not aware of any pending liabilities.

License agreement:
The Company entered into a two year license agreement on December 23, 2014 which was amended on March 3, 2016, as well as extended an additional two years from the date of the amendment. Under terms of the amended agreement, the Company is obligated to pay a monthly fee of $9,000 beginning the earlier of its launch date which was in May 2016 or 9 months after the amendment date. License expense relating to this agreement amounted to $59,000 and $38,000 for the years ended December 31, 2016 and 2015, respectively, included in royalty and license expense.

Royalty administration agreement:
The Company entered into a royalty administration agreement on February 26, 2016 which expires January 31, 2018. Under terms of the agreement, the Company is obligated to pay a quarterly fee of between $10,500 to $37,500, depending on revenue. Royalty administration expense relating to this agreement amounted to $52,809 for the year ended December 31, 2016, which is included in royalty and license expense.

Royalty license agreement:
The Company entered into a royalty license agreement on January 1, 2017 which expires January 1, 2019. Under terms of the agreement, the Company is obligated to pay a monthly fee consisting of the greater of a fixed percentage of revenue or a fixed cost per play event as defined in the agreement. The Company did not incur any royalty license expense relating to this agreement during the year ended December 31, 2016.

M&M MEDIA, INC.
dba TREBEL MUSIC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

(See independent accountant's review report)

(Continued)

5. Commitments and contingencies (continued):

Legal contingencies:
The Company is involved from time to time in routine legal matters arising in the ordinary course of business. In the opinion of the Company's management, resolution of such matters will not have a material effect on its consolidated financial position, results of operations or cash flows.

6. Stockholders' equity (deficit):

Common stock:
The Company is authorized to issue a total of 10,000,000 shares of common stock, par value $0.0001 per share. The Company had the following common stock issuances during the period from May 13, 2014 (inception) to December 31, 2016:

	Shares Outstanding	Amount
Common stock issued to founders for software and services, May 13, 2014 (inception) at $0.0001 per share	4,429,999	$ 443
Common stock issued for services, May 2014 at $0.0001 per share*	22,150	2
Common stock issued for cash, June 2014 at $0.0001 per share *	155,050	16
Common stock repurchased and cancelled, 2014 at $0.0001 per share **	(66,450)	(7)
Common stock outstanding at December 31, 2015	4,540,749	454
Common stock issued for services, January 2016 at $0.15 per share ***	37,070	5,561
Common stock issued for cash, January 2016 at $0.15 per share ***	64,042	9,606
Common stock issued to a service provider for a subscription note receivable, April 2016 at $0.15 per share ****	236,084	35,413
Common stock issued and outstanding at December 31, 2016	4,877,945	$ 51,034

18

M&M MEDIA, INC.
dba TREBEL MUSIC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

(See independent accountant's review report)

(Continued)

6. Stockholders' equity (deficit) (continued):

Common stock (continued):
*Issued prior to the 2014 Equity Incentive Plan. The Company has the right to repurchase some or all of the restricted stock for 120 days after termination of service provider at the lower of market or the original issuance price of the shares.

**The Company repurchased and cancelled 66,450 shares of common stock at their original issuance price.

***Issued pursuant to the 2014 Equity Incentive Plan. The Company has the right to repurchase some or all of the restricted stock for 120 days after termination of service provider at the lower of market or the original issuance price of the shares The amount of shares released from the repurchase option is 25% after one year and 6.25% after each following three month period and is no longer subject to the repurchase option after 4 years. The repurchase option is immediately removed upon a change in control of the Company or the Company's initial public offering.

****Issued pursuant to the 2014 Equity Incentive Plan. The Company issued 236,084 shares of common stock to a service provider for a note receivable. The Company has the right to repurchase some or all of the restricted stock for 120 days after termination of service provider at the lower of market or the original issuance price of the shares. The amount of shares released from the repurchase option is subject to a specific table of monthly releases (see Note 8 for subsequent event relating to repurchase of shares).

Preferred stock:
The Company is authorized to issue up to 1,310,329 shares of preferred stock. As of December 31, 2016 and 2015, the Company has two classes of preferred stock issued; Series Seed Preferred Stock ("Series Seed") and Series Seed Preferred Stock-1("Series Seed-1"), collectively referred to as (the "Preferred Stock").

Issuances - On June 20, 2014, the Company issued 700,000 shares of it Series Seed to certain investors for $700,000 and during the years ended December 31, 2016 and 2015, the Company issued 183,096 and 427,233 shares of it Series Seed-1 to certain investors for $194,996 and $455,003, respectively.

M&M MEDIA, INC.
dba TREBEL MUSIC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

(See independent accountant's review report)

(Continued)

6. Stockholders' equity (deficit) (continued):

Preferred stock (continued):
Rights and preferences of the preferred stock is as follows:

Voting rights - The holder of each share of Preferred Stock shall have the right to one vote for each share of Common Stock into which such Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the bylaws of the Corporation, and shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

Dividends - Holders of the preferred stock, in preference to the holders of common stock, shall be entitled to receive out of funds that are legally available, a non-cumulative cash dividend, if declared by the board of directors, at the rate of eight percent (8%) of the applicable Original Issue Price which is defined as:

The "Series Seed Original Issue Price" shall mean $1.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed.

The "Series Seed-1 Original Issue Price" shall mean $1.065 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-1 Preferred Stock. The Series Seed and Series Seed-1 Original Issue Price may be referred to collectively as the ("Original Issue Price").

M&M MEDIA, INC.
dba TREBEL MUSIC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

(See independent accountant's review report)

(Continued)

6. Stockholders' equity (deficit) (continued):

   Preferred stock (continued):
   Liquidation preference - In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of the Preferred Stock shall be entitled to receive on a pari passu basis, prior and in preference to any distribution of any of the assets of the Company to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the applicable Original Issue Price for each such share of Preferred Stock then held by them, plus declared but unpaid dividends. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of the Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

   Conversion - The holders of the Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

   (a) Right to Convert each share of Preferred Stock at the option of the holder, at any time after the date of issuance of such share, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price for such series of Preferred Stock by the Conversion Price. The initial "Conversion Price" for each share of each series of Preferred Stock shall initially mean the applicable Original Issue Price for such series of Preferred Stock. Such initial Conversion Price shall be subject to certain adjustments.

   (b) Automatic Conversion. Each share of preferred stock shall automatically be converted into shares of Common Stock at the applicable conversion price upon the earlier of a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933 or the date specified by written consent or agreement of the holders of at least a majority of the then outstanding shares of preferred stock, voting together as a separate class on an as-if-converted basis.

M&M MEDIA, INC.
dba TREBEL MUSIC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

(See independent accountant's review report)

(Continued)

6. Stockholders' equity (deficit) (continued):

Preferred stock (continued):
Redemption - The preferred stock is not redeemable.

Drag-Along - If holders of a majority of the Company's voting securities propose a deemed liquidation event (whether structured as a merger, reorganization, asset sale or otherwise), the Investors may be required by such holders to sell or exchange their Company stock or otherwise participate in such transaction and are required to vote in favor of the proposed transaction.

Price Protection - The conversion price of each series of preferred stock shall be subject to adjustment from time to time as follows:

The issuance of Additional Stock below Purchase Price. If the Company shall issue, after the date upon which any shares of Series Seed-1 were first issued (the "Purchase Date"), any Additional Stock without consideration or for a consideration per share less than the Conversion Price for a series of Preferred Stock in effect immediately prior to the issuance of such Additional Stock, the Conversion Price for such series in effect immediately prior to each such issuance shall automatically be adjusted, unless otherwise provided for or unless an adjustment is made to such Conversion Price pursuant to the Company's articles.

(A) Adjustment Formula. Whenever a Conversion Price is adjusted pursuant to the Company's articles., the new Conversion Price for such series of Preferred Stock shall be determined by multiplying the applicable Conversion Price then in effect by a fraction, (x) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance (the "Outstanding Common") plus the number of shares of Common Stock that the aggregate consideration received by the Company for such issuance would purchase at such Conversion Price; and (y) the denominator of which shall be the number of shares of Outstanding Common plus the number of shares of such Additional Stock.

Right of First Offer - Each Preferred Stockholder shall have a right to participate in any offering of equity securities by the Company based upon such investor's proportionate ownership of the Company, on a fully diluted basis.

22

M&M MEDIA, INC.
dba TREBEL MUSIC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

(See independent accountant's review report)

(Continued)

6. Stockholders' equity (deficit) (continued):

Stock option plan:
As of December 31, 2016 and 2015, the Company has authorized for issuance 392,800 shares of its common stock under the 2014 Equity Incentive Plan ("Plan") for issuance of restricted stock, incentive and non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock awards to employees, directors and consultants, respectively. The Plan, which automatically terminates on the day before the tenth (10th) anniversary of the earlier of (i) the date the Plan is adopted by the Board, or (ii) the date the Plan is approved by the stockholders of the Company. The Board may suspend or terminate the Plan at any time. No Stock Awards may be granted under the Plan while the Plan is suspended or after it is terminated. Incentive Stock Options may be granted only to employees. Non-statutory options may be granted to employees, directors, and consultants. Options to purchase the Company's common stock may be granted at prices not lower than 100% of fair market value at the date of grant for incentive and non-statutory stock options, respectively, as defined under the Internal Revenue Service regulations and determined by the Board of Directors. The per share exercise price of options granted to a person who, at the time of grant of such option, owns stock representing more than 10% of the voting power of all classes of stock of the Company may not be less than 110% of the fair market value per share on the date of grant. Options vest as determined by the Board of Directors. Options granted are exercisable for a maximum period of ten years from the date of grant.

A summary of the activity under the Plan is set forth as follows:

	Options Available for Grant	Number of options
Balance, June 1, 2014	392,800	-
Grants	-	-
Balance, December 31, 2014	392,800	-
Grants	-	-
Balance, December 31, 2015	392,800	-
Restricted stock grants	(300,126)	-
Balance, December 31, 2016	92,674	-

M&M MEDIA, INC.
dba TREBEL MUSIC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

(See independent accountant's review report)

(Continued)

7. Income taxes:

Significant components of the Company's deferred tax assets and (liabilities) as of December 31, 2016 and 2015 are as follows:

	2016	2015
Net operating loss	$ 504,500	$ 202,100
Other adjustments	276,700	169,600
	781,200	371,700
Less valuation allowance	(781,200)	(371,700)
Net deferred tax	$ -	$ -

The Company's net operating losses may be carried forward to offset future taxable income for up to 20 years for both federal and state purposes.

The provision for income taxes for the years ended December 31, 2016 and 2015 is comprised of the following:

	2016	2015
Current:		
Federal	$ -	$ -
State	800	800
	800	800
Deferred:		
Federal	325,100	196,900
State	84,400	51,100
	409,500	248,000
Less change in valuation allowance	(409,500)	(248,000)
Provisions for income taxes	$ 800	$ 800

24

M&M MEDIA, INC.
dba TREBEL MUSIC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

(See independent accountant's review report)

(Continued)

8. Subsequent events:

Subsequent events have been evaluated by management through August 16, 2017, which is the date the financial statements were available to be issued.

Subsequent to the balance sheet date, on March 1, 2017, 120,955 shares of restricted common stock were repurchased from a contractor upon termination of his contract with the Company. The principal balance of a corresponding subscription note receivable from the contractor was reduced by the original purchase price of these shares of $18,142. The remaining subscription note receivable with a balance of 17,271 plus accrued interest at 1.45% is due on the earlier of April 1, 2021 or upon dissolution or liquidation of the company.

Subsequent to the balance sheet date, on March 1, 2017, the board of directors authorized an increase in the number of shares of common stock authorized under the 2014 Equity Incentive Plan was increased from 392,800 to 922,181. The board of directors authorized the awarding of 404,829 shares of restricted common stock under this plan at a price of $0.15 per share payable in cash or services to directors and key personnel.

Subsequent to the balance sheet date, on March 1, 2017, the board of directors authorized the issuance of additional convertible notes payable with a principal balance of up to $1,700,000 for terms similar to the existing convertible notes payable and has issued $720,000 of these notes in April through June of 2017.

Subsequent to the balance sheet date, on May 1, 2017, the Company issued a warrant, to a royalty licensor, to purchase preferred shares equivalent to up to 2.5% of the fully diluted equity capitalization of the Company immediately preceding the next round of preferred share issuances. The purchase price is determined at the lower of:

(i) the number obtained by dividing $8,000,000 by the total number of shares of Common Stock outstanding immediately prior to such Next Qualified Financing, calculated on a fully diluted basis, including shares issuable upon exercise or conversion of any outstanding options, warrants and convertible preferred stock, and any shares authorized but unallocated under the Company's equity incentive plans, but excluding any convertible promissory notes (including the Convertible Notes); or

(ii) 80% of the price per share at which the next round stock is issued to cash investors in the next round.